UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: July 21, 2023	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

BLADEX ANNOUNCES A 61% YOY INCREASE IN NET PROFIT TO $37.1 MILLION OR $1.02 PER SHARE FOR THE 2Q23; ANNUALIZED RETURN ON EQUITY OF 13.4% IN 2Q23

PANAMA CITY, REPUBLIC OF PANAMA, July 20, 2023
Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, announced today its results for the Second Quarter (“2Q23”) and six months (“6M23”) ended June 30, 2023.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2Q23	1Q23	2Q22	6M23	6M22
Key Income Statement Highlights
Net Interest Income ("NII")	$54.5	$52.6	$32.7	$107.1	$58.4
Fees and commissions, net	$6.5	$4.8	$4.3	$11.3	$8.2
(Loss) gain on financial instruments, net	$(3.6)	$1.7	$(0.1)	$(1.9)	$0.5
Total revenues	$57.4	$59.2	$36.9	$116.6	$67.2
Provision for credit losses	$(4.7)	$(6.3)	$(0.8)	$(11.0)	$(8.9)
Operating expenses	$(15.6)	$(15.9)	$(13.1)	$(31.5)	$(24.1)
Profit for the period	$37.1	$37.0	$23.0	$74.0	$34.1
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.02	$1.02	$0.63	$2.03	$0.94
Return on Average Equity (“ROE”) (2)	13.4%	13.7%	9.1%	13.6%	6.8%
Return on Average Assets (ROA) (3)	1.6%	1.6%	1.1%	1.6%	0.8%
Net Interest Margin ("NIM") (4)	2.42%	2.41%	1.54%	2.42%	1.43%
Net Interest Spread ("NIS") (5)	1.79%	1.82%	1.32%	1.80%	1.24%
Efficiency Ratio (6)	27.2%	26.9%	35.4%	27.0%	35.9%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (7)	$9,114	$8,716	$8,685	$9,114	$8,685
Commercial Portfolio (8)	$8,114	$7,778	$7,583	$8,114	$7,583
Investment Portfolio	$1,000	$938	$1,102	$1,000	$1,102
Total assets	$10,134	$9,249	$8,925	$10,134	$8,925
Total equity	$1,128	$1,096	$1,019	$1,128	$1,019
Market capitalization (9)	$804	$633	$482	$804	$482
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (10)	15.7%	15.3%	15.1%	15.7%	15.1%
Capital Adequacy Ratio (Regulatory) (11)	13.6%	13.5%	12.9%	13.6%	12.9%
Total assets / Total equity (times)	9.0	8.4	8.8	9.0	8.8
Liquid Assets / Total Assets (12)	17.3%	14.1%	10.6%	17.3%	10.6%
Credit-impaired loans to Loan Portfolio (13)	0.1%	0.5%	0.2%	0.1%	0.2%
Impaired credits (14) to Credit Portfolio	0.1%	0.4%	0.1%	0.1%	0.1%
Total allowance for losses to Credit Portfolio (15)	0.6%	0.8%	0.6%	0.6%	0.6%
Total allowance for losses to Impaired credits (times) (15)	5.0	2.1	5.3	5.0	5.3

2

2Q23 & 6M23 FINANCIAL & BUSINESS HIGHLIGHTS
•Sustained trend for higher Profitability, with Net Profit of $37.1 million in 2Q23 (+0.3% QoQ; +61% YoY) and $74.0 million in 6M23 (+117% YoY), on the back of the continued growth trend on Net Interest Income (“NII”) and fee income generation.
•Solid Annualized Return on Equity (“ROE”) of 13.4% in 2Q23 (-30bps QoQ; +434 bps YoY) and 13.6% in 6M23 (+677bps YoY). The Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios improved to 15.7% and 13.6%, respectively, as the Bank remained committed to a sound capitalization.
•Growth trend in NII for ninth consecutive quarter, increasing to $54.5 million in 2Q23 (+3% QoQ; +67% YoY), to reach $107.1 million (+83% YoY) in 6M23. Net Interest Margin (“NIM”) expanded to 2.42% in 2Q23 (+1 bp QoQ; +88 bps YoY) and 6M23 (+98 bps YoY), on the back of higher lending spreads and market rates.
•Higher Fees and Commissions totaling $6.5 million for 2Q23 (+35% QoQ; +52% YoY), as fee income from letters of credit sustained its increasing trend for a seventh consecutive quarter (+28% QoQ; +44% YoY), along with increased loan syndication activity. These positive results boosted fee income to $11.3 million (+38% YoY) in 6M23.
•Improved YoY levels of Efficiency Ratio of 27.2% in 2Q23 and 27.0% in 6M23, on the back of higher total revenues, overcompensating the YoY increases in operating expenses related to strategy execution. 2Q23 operating expenses remained relatively stable QoQ.
•Record Credit Portfolio at $9,114 million as of June 30, 2023 (+5% both QoQ and YoY).
◦Commercial Portfolio EoP balances reached record levels of $8,114 million in 2Q23 (+4% QoQ; +7% YoY), on cross-sell efforts and the incorporation of new clients.
◦Investment Portfolio increased 7% QoQ to $1,000 million, entirely consisting of credit investments held at amortized cost, enhancing credit exposure diversification.
•Healthy asset quality. Most of the credit portfolio (98%) remains classified as low risk or Stage 1. Impaired credits (Stage 3) decreased to $10 million at 2Q23 (-71% QoQ; -5% YoY) or 0.1% of total Credit Portfolio, with a reserve coverage of almost 5x, due to write-offs for $27 million, mostly related to impaired credits of a single non-bank financial intermediary borrower.
•Deposits surpassed $4Bn milestone in 2Q23, reaching $4,074 million (+14% QoQ; +31% YoY), coupled with ample and constant access to interbank and debt capital markets, which reflects the Bank´s sound and diversified funding structure.
•Solid liquidity position at $1,757 million, or 17% of total assets as of June 30, 2023, consisting of cash and due from banks mostly placed with the Federal Reserve Bank of New York.

CEO’s Comments
Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “Bladex had another outstanding quarter. All relevant financial metrics keep showing a positive trend as we continue to execute our strategic plan. Both, our treasury unit and our renewed commercial unit had a very strong performance. The results speak for themselves. This was record braking quarter. Fifty four million dollars (USD 54MM) in NII for the quarter, 67% higher than the same period last year. Net interest margin stood at 2.42%, 88 basis points higher year-on-year. All this has been possible largely because we have been gradually and strategically reconfiguring our asset and liability mix. Also, deposits as of quarter-end were over 4 billion dollars for the first time in Bladex’s history and our letter of credit unit surpassed 1 billion in outstanding balances also for the first time. Bottom line for the quarter was 37.1 million dollars in line with our 2023 guidance and our long-term guidance of attaining sustainable mid-teens returns by 2026.”

3

RESULTS BY BUSINESS SEGMENT
The Bank’s activities are managed and executed through two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

The majority of the Bank’s core financial intermediation business, consisting of gross loans at amortized cost (or the “Loan Portfolio”), amounted to $6,804 million at the end of 2Q23, resulting in a 2% quarterly and 1% yearly increase. Additionally, contingencies and acceptances amounted to a new record level of $1,309 million at the end of 2Q23, a 20% increase compared to the previous quarter and a 61% increase compared to the previous year, as the Bank continued to focus its strategy on cross-sell and new client onboarding.

Bladex’s Commercial Portfolio reached $8,114 million at quarter-end, increasing 4% from $7,778 million in the prior quarter and increasing 7% YoY from $7,583 million in 2Q22, on higher lending origination (+11% QoQ; +16% YoY), cross-sell efforts and new client onboarding. Consequently, average Commercial Portfolio balance reached $7,833 million in 2Q23 (+4% QoQ; +6% YoY) and $7,670 million in 6M23 (+8% YoY).

Weighted average lending rates resulted in 8.06% in 2Q23 (+60 bps QoQ; +466 bps YoY) and 7.76% in 6M23 (+468 bps YoY), mostly reflecting higher lending spreads resulting from margin expansion and the continued effect from increased market-based interest rates.

4

As of June 30, 2023, 72% of the Commercial Portfolio was scheduled to mature within a year, representing increases of 3 pp from the previous quarter and 1 pp from a year ago. Trade finance transactions accounted for 66% of the bank’s short-term origination, up from 61% in the previous quarter and from 64% a year ago.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio as of June 30, 2023, highlighting its diversified risk by country and across industry segments:

Bladex’s maintains a well-diversified exposure across countries. As of June 30, 2023, 46% of the Commercial Portfolio was geographically distributed in investment grade countries, up 2 pp compared to 44% in 1Q23 and up 1 pp compared to 45% in 2Q22, denoting the continued focus in preserving credit quality through a well-diversified exposure with top-tier clients across the Region. Brazil, at 13% of the total Commercial Portfolio, replaced Mexico, at 12%, as the largest country-risk exposure. The Bank focused its growth on other countries with enhanced risk reward, which include Colombia at 12%, Peru at 10%, top-rated countries outside of Latin America (which relates to transactions carried out in the Region) at 9%, Guatemala at 8% and Dominican Republic and Chile, both at 7% of the total portfolio.

The Commercial Portfolio remained well-diversified across industries and focused on high quality borrowers. Exposure to the Bank’s traditional client base comprising financial institutions represented 41% of the total Commercial Portfolio. Sovereign and state-owned corporations accounted for 15% of the total Commercial Portfolio while top tier corporates throughout the Region accounted for the remainder 44% of the total. Exposure to corporates was well diversified across sectors, with most industries representing 5% or less of the total Commercial Portfolio, except for certain sectors such as Oil & Gas (Downstream) at 9%, Food and Beverage and Electric Power, both at 7% of the Commercial Portfolio at the close of 2Q23.

Refer to Exhibit IX for additional information related to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

5

Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) gain (loss) on non-financial assets; and (vii) direct and allocated operating expenses.

(US$ million)	2Q23	1Q23	2Q22	QoQ (%)	YoY (%)	6M23	6M22	YoY (%)
Commercial Business Segment:
Net interest income	$48.5	$44.8	$28.7	8%	69%	$93.3	$53.9	73%
Other income	6.7	5.0	4.5	35%	49%	11.7	8.6	36%
Total revenues	55.2	49.8	33.2	11%	66%	105.0	62.6	68%
Provision for credit losses	(6.3)	(3.9)	(0.5)	-63%	-1245%	(10.3)	(7.8)	-31%
Operating expenses	(12.3)	(11.8)	(10.3)	-4%	-20%	(24.1)	(19.1)	-26%
Profit for the segment	$36.6	$34.1	$22.4	7%	63%	$70.6	$35.7	98%
Commercial Segment Profit increased to $36.6 million in 2Q23 (+7% QoQ and +63% YoY) and to $70.6 million in 6M23 (+98% YoY). The Commercial’s Segment quarterly and yearly increases were mostly driven by higher NII stemming from the sustained margin expansion and higher average interest-earning volumes, and increased fee income from sustained positive trend in letters of credit and increased loan syndication activity. These increases offset higher provision requirements mostly associated to Commercial Portfolio’s growth and to certain credits with increased risk classified as Stage 2, as well as higher operating expenses on increased personnel costs and other expenses related to the Bank’s strategy implementation.

TREASURY BUSINESS SEGMENT
The Treasury Business Segment manages the Bank’s investment portfolio and overall asset and liability structure to enhance funding efficiency and liquidity, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”).

The Bank’s liquid assets, mostly consisting of cash and due from banks, totaled $1,757 million as of June 30, 2023, compared to $1,303 million as of March 31, 2023, and $945 million as of June 30, 2022, denoting a proactive and prudent liquidity management, which follows Basel methodology’s liquidity coverage ratio. At the end of those periods, liquidity balances to total assets represented 17%, 14% and 11%, respectively, while the liquidity balances to total deposits ratio was 43%, 37% and 30%, respectively. As of June 30, 2023, $1,487 million, or 85% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York.

The Investment Portfolio aimed to diversify exposures and complement the Bank’s Commercial Portfolio resulted in $1,000 million at the end of 2Q23, a 7% increase compared to $938 million a quarter ago and a 9% decrease over the $1,102 million reported a year ago. Refer to Exhibit X for a per-country risk distribution of the Investment Portfolio.

Funding

The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, consisting of deposits, securities sold under repurchased agreements, borrowed funds and floating and fixed rate debt placements. As of June 30, 2023, total funding amounted to $8,530 million, an 8% increase compared to $7,872 million a quarter ago, and a 12% increase compared to $7,641 million a year ago.

6

Deposit balances reached new record-breaking levels at $4,074 million at the close of 2Q23 (+14% QoQ and +31% YoY), as a result of the Bank’s cross-sell strategy from commercial clients and enhancing its Yankee CD program, complementing the short-term funding structure and the steady support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 44% of total deposits at the end of 2Q23. As of June 30, 2023, deposits represented 48% of total funding sources, compared to 45% in the previous quarter and 41% a year ago.

Funding through securities sold under repurchase agreements (“Repos”) resulted in $408 million at the end of 2Q23 (+17% QoQ; -41% YoY), while short- and medium-term borrowings and debt totaled $4,048 million at the end of 2Q23 (+2% QoQ; +5% YoY).

Weighted average funding costs resulted in 5.20% in 2Q23 (+54 bps QoQ; +354 bps YoY) and 4.94% in 6M23 (+354 bps YoY), denoting the increasing market-based rates.

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

(US$ million)	2Q23	1Q23	2Q22	QoQ (%)	YoY (%)	6M23	6M22	YoY (%)
Treasury Business Segment:
Net interest income	$6.0	$7.8	$4.0	-23%	50%	$13.8	$4.5	208%
Other (expense) income	(3.8)	1.6	(0.3)	-344%	-1236%	(2.2)	0.1	-2086%
Total revenues	2.2	9.4	3.7	-77%	-41%	11.5	4.6	152%
Reversal of (provision for) credit losses	1.7	(2.4)	(0.4)	168%	559%	(0.8)	(1.1)	31%
Operating expenses	(3.3)	(4.0)	(2.8)	18%	-20%	(7.4)	(5.0)	-48%
Profit (loss) for the segment	$0.5	$2.9	$0.6	-82%	-11%	$3.4	$(1.5)	323%
The Treasury Business Segment recorded a $0.5 million profit for 2Q23 (-82% QoQ; -11% YoY) and a $3.4 million profit for 6M23 (+323% YoY). The quarterly decrease was mainly due to losses related to ineffectiveness from its hedging derivatives position and losses from sales of investment securities at amortized cost due to increased credit risk since origination, partially offset by reversal of credit losses in 2Q23. The year-to-date increase mostly resulted from higher total revenues derived from increased NII stemming from the positive effect of increasing market-based rates and accumulated gains related to ineffectiveness from its hedging derivatives positions. These positive effects offset the losses for sales of investment securities with increased credit risk and higher operating expenses.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2Q23	1Q23	2Q22	QoQ (%)	YoY (%)	6M23	6M22	YoY (%)
Net Interest Income
Interest income	$159.5	$143.4	$64.1	11%	149%	$302.9	$109.1	178%
Interest expense	(105.0)	(90.8)	(31.4)	16%	235%	(195.8)	(50.6)	287%
Net Interest Income ("NII")	$54.5	$52.6	$32.7	3%	67%	$107.1	$58.4	83%

Net Interest Spread ("NIS")	1.79%	1.82%	1.32%	-2%	36%	1.80%	1.24%	46%

Net Interest Margin ("NIM")	2.42%	2.41%	1.54%	0%	57%	2.42%	1.43%	68%

7

NII increased 3% QoQ and 67% YoY to $54.5 million in 2Q23 and increased 83% YoY to $107.1 million in 6M23, mostly driven by the effect of higher lending rates (+60 bps QoQ and +466 bps YoY in 2Q23; +468 bps YoY in 6M23), benefiting from the continued enhancement of lending spreads, higher asset rates improving the return of the equity funding such assets, the positive impact of higher market base-rate differential between assets and liabilities, a reflection of the Bank’s short-term asset sensitive interest rate gap, as well as the positive impact of higher average interest earning assets volumes (+2% QoQ and +6% YoY in 2Q23; +9% YoY in 6M23). These positive effects were partly offset by increasing funding costs on higher market rates and average interest-bearing liabilities’ volumes.

NIM expanded to 2.42% in 2Q23 and 6M23 (+1 bps QoQ and +88 bps YoY in 2Q23; +98 bps YoY in 6M23), supported by both solid levels of Net Interest Spread and by the impact of increasing market-based rates on the overall yield of assets financed by the Bank’s equity.

FEES AND COMMISSIONS
Fees and Commissions, net, includes the fee income associated with letters of credit and the fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	2Q23	1Q23	2Q22	QoQ (%)	YoY (%)	6M23	6M22	YoY (%)
Letters of credit fees	5.0	3.9	3.5	28%	44%	8.9	6.8	31%
Loan syndication fees	0.8	0.4	0.6	98%	32%	1.2	1.0	15%
Other commissions, net	0.7	0.5	0.2	42%	282%	1.2	0.4	218%
Fees and Commissions, net	$6.5	$4.8	$4.3	35%	52%	$11.3	$8.2	38%
Fees and Commissions, net, increased 35% QoQ and 52% YoY to $6.5 million in 2Q23 and 38% YoY to $11.3 million in 6M23. The quarterly and yearly increases resulted mainly from higher fee income generation as the letters of credit business sustained its increasing trend for its seventh consecutive quarter (+28% QoQ and +44% YoY in 2Q23; +31% in 6M23), along with increased loan syndications activity (+98% QoQ and +32% YoY in 2Q23; +15% YoY in 6M23).

8

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	30-Jun-23	31-Mar-23	31-Dec-22	30-Sep-22	30-Jun-22	6M23	6M22
Allowance for loan losses
Balance at beginning of the period	$59.3	$55.2	$55.1	$50.6	$49.2	$55.2	$41.5
Provisions (reversals)	$4.5	$4.1	$0.9	$3.5	$1.4	$8.6	$9.1
Recoveries (write-offs)	$(21.1)	$0.0	$(0.8)	$1.0	$0.0	$(21.1)	$0.0
End of period balance	$42.7	$59.3	$55.2	$55.1	$50.6	$42.7	$50.6

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$3.5	$3.6	$2.4	$2.5	$3.5	$3.6	$3.8
Provisions (reversals)	$1.8	$(0.2)	$1.2	$(0.1)	$(0.9)	$1.6	$(1.3)
End of period balance	$5.3	$3.5	$3.6	$2.4	$2.5	$5.3	$2.5

Allowance for Investment Portfolio losses
Balance at beginning of the period	$9.7	$8.0	$4.4	$2.9	$2.6	$8.0	$1.8
Provisions (reversals)	$(1.7)	$2.4	$3.6	$1.4	$0.4	$0.8	$1.1
Recoveries (write-offs)	$(5.8)	$(0.7)	$0.0	$0.0	$0.0	$(6.5)	$0.0
End of period balance	$2.3	$9.7	$8.0	$4.4	$2.9	$2.3	$2.9

Total allowance for losses	$50.2	$72.4	$66.8	$61.8	$56.0	$50.2	$56.0

Total allowance for losses to Credit Portfolio	0.6%	0.8%	0.8%	0.7%	0.6%	0.6%	0.6%
Credit-impaired loans to Loan Portfolio	0.1%	0.5%	0.4%	0.1%	0.2%	0.1%	0.2%
Impaired Credits to Credit Portfolio	0.1%	0.4%	0.4%	0.1%	0.1%	0.1%	0.1%
Total allowance for losses to credit-impaired loans (times)	5.0	2.1	1.9	5.8	5.3	5.0	5.3

Stage 1 Exposure (low risk) to Total Credit Portfolio	98%	98%	98%	98%	98%	98%	98%
Stage 2 Exposure (increased risk) to Total Credit Portfolio	2%	2%	2%	2%	2%	2%	2%
Stage 3 Exposure (credit impaired) to Total Credit Portfolio	0%	0%	0%	0%	0%	0%	0%

9

As of June 30, 2023, the total allowance for credit losses decreased to $50.2 million, representing a coverage ratio of 0.6% for the Credit Portfolio, compared to $72.4 million, or 0.8%, at the end of 1Q23, and $56.0 million, or 0.6%, at the end of 2Q22. The quarterly decrease in allowance for losses was mostly related to the net effect of (i) $27 million credit write-offs mostly related to impaired credits of a single non-bank financial intermediary borrower and the sale of investment securities at amortized cost categorized at Stage 2 with increased credit risk since origination, and (ii) provisions for credit losses amounting to $4.7 million in 2Q23, driven by the growth of the Bank’s Credit Portfolio, as balances were up 5% both QoQ and YoY at the end of 2Q23, together with certain credits transferring to Stage 2 with increased risk since origination.

The resulting write-offs lead the decrease in impaired credits (Stage 3) to $10 million, or 0.1% of total Credit Portfolio, as of June 30, 2023, with ample reserve coverage, as total allowance for credit losses to impaired credits stood at 5 times. Credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 98% of total credits, while Stage 2 credits represented 2% of the total credits.

OPERATING EXPENSES AND EFFICIENCY

(US$ million, except percentages)	2Q23	1Q23	2Q22	QoQ (%)	YoY (%)	6M23	6M22	YoY (%)
Operating expenses
Salaries and other employee expenses	9.9	9.7	8.2	1%	20%	19.6	15.7	25%
Depreciation of investment property, equipment and improvements	0.6	0.5	0.5	1%	7%	1.1	1.0	5%
Amortization of intangible assets	0.2	0.2	0.1	2%	51%	0.4	0.3	51%
Other expenses	5.0	5.4	4.2	-7%	20%	10.4	7.1	47%
Total Operating Expenses	$15.6	$15.9	$13.1	-2%	20%	$31.5	$24.1	31%
Efficiency Ratio	27.2%	26.9%	35.4%			27.0%	35.9%
Operating expenses totaled $15.6 million in 2Q23 (-2% QoQ; +20% YoY) and $31.5 million in 6M23 (+31 YoY). The quarterly decrease was mostly due to slower pace in administrative expenses. Meanwhile, 2Q23 and 6M23 year-on-year increases were mostly attributable to the Bank’s strengthened execution capabilities, reflected on higher personnel costs and other expenses related to the Bank’s strategy implementation.

The Efficiency Ratio stood at 27.2% in 2Q23, compared to 26.9% in the prior quarter and 35.4% a year ago, on the back of solid total revenue levels (-3% QoQ and +55% YoY), overcompensating the YoY increase in operating expenses. The Efficiency Ratio for the first 6M23 stood at 27.0%, down from 35.9% a year ago, as the 74% increase in total revenues overcompensated the increase of operating expenses during the first half of the year.

10

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Jun-23	31-Mar-23	30-Jun-22	QoQ (%)	YoY (%)
Total equity	$1,128	$1,096	$1,019	3%	11%
Tier 1 capital to risk weighted assets (Basel III – IRB)(10)	15.7%	15.3%	15.1%	3%	4%
Risk-Weighted Assets (Basel III – IRB)(10)	$7,171	$7,150	$6,742	0%	6%
Capital Adequacy Ratio (Regulatory) (11)	13.6%	13.5%	12.9%	1%	6%
Risk-Weighted Assets (Regulatory) (11)	$8,318	$8,198	$7,973	1%	4%
Total assets / Total equity (times)	9.0	8.4	8.8	6%	3%
Shares outstanding (in thousand)	36,510	36,447	36,331	0%	0%
The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 36.5 million common shares outstanding as of June 30, 2023. At the same date, the total assets to total equity ratio stood at 9.0 times, and the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, resulted in 15.7%. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator, was 13.6% as of June 30, 2023, well above the regulatory minimum of 8%. Under this banking regulatory methodology, credit risk-weighted assets are calculated under Basel’s standardized approach.

RECENT EVENTS

•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.25 per share corresponding to 2Q23. The cash dividend will be paid on August 15, 2023, to shareholders registered as of July 31, 2023.

Notes:
–Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
–QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
(1)Earnings per Share ("EPS") calculation is based on the average number of shares outstanding during each period.
(2)ROE refers to return on average stockholders' equity which is calculated on the basis of unaudited daily average balances.
(3)ROA refers to return on average assets which is calculated on the basis of unaudited daily average balances.
(4)NIM refers to net interest margin which constitutes to Net Interest Income (NII) divided by the average balance of interest-earning assets.
(5)NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
(6)Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
(7)The Bank's Credit Portfolio includes gross loans at amortized cost (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers' liabilities under acceptances.
(8)The Bank's Commercial Portfolio includes gross loans at amortized cost (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers' liabilities under acceptances.
(9)Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

11

(10)Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or IRB for credit risk and standardized approach for operational risk.
(11)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset's categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
(12)Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above 'A-'). Liquidity ratio refers to liquid assets as a percentage of total assets.
(13)Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
(14)Impaired Credits refers to Non-Performing Loans or NPLs and non-performing securities at FVOCI and at amortized cost.
(15)Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.
Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

12

CONFERENCE CALL INFORMATION
There will be a conference call to discuss the Bank’s quarterly results on Friday, July 21, 2023 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial +1 888 686-3653 in the United States or, if outside the United States, +1 718 866-4614. Participants should use conference passcode 877068, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com. The conference call will become available for review one hour after its conclusion.

For more information, please access http://www.bladex.com or contact:
Mr. Carlos Daniel Raad
Chief Investor Relations Officer
Tel: +507 366-4925 ext. 7925
E-mail address: craad@bladex.com / ir@bladex.com

13

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2023	March 31, 2022	June 30, 2022	CHANGE	%	CHANGE	%

	(In US$ thousand)
Assets

Cash and due from banks	$1,820,024	$1,313,883	$867,262	$506,141	39%	$952,762	110%

Securities, net	$1,009,857	$939,875	$1,111,070	$69,982	7	(101,213)	(9)

Loans, net	$6,820,865	$6,700,566	$6,749,033	$120,299	2	71,832	1

Customers' liabilities under acceptances	$310,814	$137,586	$149,299	$173,228	126	161,515	108
Derivative financial instruments - assets	$138,877	$125,707	$20,002	$13,170	10	118,875	594
Equipment and leasehold improvements, net	$16,979	$16,882	$17,176	$97	1	(197)	(1)
Intangibles, net	$2,255	$2,368	$1,605	$(113)	(5)	650	40
Other assets	$14,021	$11,774	$9,058	$2,247	19	4,963	55

Total assets	$10,133,692	$9,248,641	$8,924,505	$885,051	10%	$1,209,187	14%

Liabilities

Demand deposits	$590,589	$503,341	$324,237	$87,248	17%	$266,352	82%
Time deposits	$3,483,866	$3,065,398	$2,785,442	$418,468	14	698,424	25
	$4,074,455	$3,568,739	$3,109,679	$505,716	14	964,776	31
Interest payable	$24,783	$17,438	$4,963	$7,345	42	19,820	399
Total deposits	$4,099,238	$3,586,177	$3,114,642	$513,061	14	984,596	32

Securities sold under repurchase agreements	407,572	347,594	687,039	59,978	17	(279,467)	(41)
Borrowings and debt, net	4,048,071	3,955,042	3,844,721	93,029	2	203,350	5
Interest payable	49,508	44,037	17,319	5,471	12	32,189	186

Lease Liabilities	16,596	16,491	17,239	105	1	(643)	(4)
Acceptance outstanding	310,814	137,586	149,299	173,228	126	161,515	108
Derivative financial instruments - liabilities	39,454	34,068	41,164	5,386	16	(1,710)	(4)
Allowance for loan commitments and financial guarantee contract losses	5,269	3,461	2,530	1,808	52	2,739	108
Other liabilities	29,648	28,652	32,015	996	3	(2,367)	(7)

Total liabilities	$9,006,170	$8,153,108	$7,905,968	$853,062	10%	$1,100,202	14%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(110,715)	(111,863)	(113,988)	1,148	1	3,273	3
Additional paid-in capital in excess of value assigned of common stock	119,960	119,782	119,446	178	0	514	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,362	136,019	136,019	343	0	343	0
Retained earnings	599,069	571,474	503,876	27,595	5	95,193	19
Other comprehensive income (loss)	7,656	4,931	(2,006)	2,725	55	9,662	482

Total equity	$1,127,522	$1,095,533	$1,018,537	$31,989	3%	$108,985	11%

Total liabilities and equity	$10,133,692	$9,248,641	$8,924,505	$885,051	10%	$1,209,187	14%

14

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2023	March 31, 2022	June 30, 2022	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$159,502	$143,379	$64,053	$16,123	11%	$95,449	149%
Interest expense	(105,044)	(90,759)	(31,354)	(14,285)	(16)	(73,690)	(235)

Net Interest Income	54,458	52,620	32,699	1,838	3	21,759	67

Other income (expense):
Fees and commissions, net	6,507	4,812	4,269	1,695	35	2,238	52
(Loss) gain on financial instruments, net	(3,637)	1,704	(74)	(5,341)	(313)	(3,563)	(4,815)
Other income, net	52	39	24	13	33	28	117
Total other income, net	2,922	6,555	4,219	(3,633)	(55)	(1,297)	(31)

Total revenues	57,380	59,175	36,918	(1,795)	(3)	20,462	55

Provision for credit losses	(4,691)	(6,331)	(833)	1,640	26	(3,858)	(463)

Operating expenses:
Salaries and other employee expenses	(9,862)	(9,736)	(8,246)	(126)	(1)	(1,616)	(20)
Depreciation of investment properties, equipment and improvements	(552)	(548)	(515)	(4)	(1)	(37)	(7)
Amortization of intangible assets	(190)	(187)	(126)	(3)	(2)	(64)	(51)
Other expenses	(5,019)	(5,419)	(4,176)	400	7	(843)	(20)
Total operating expenses	(15,623)	(15,890)	(13,063)	267	2	(2,560)	(20)

Profit for the period	$37,066	$36,954	$23,022	$112	0%	$14,044	61%

PER COMMON SHARE DATA:
Basic earnings per share	$1.02	$1.02	$0.63
Diluted earnings per share	$1.02	$1.02	$0.63
Book value (period average)	$30.31	$30.01	$27.95
Book value (period end)	$30.88	$30.06	$28.04

Weighted average basic shares	36,492	36,360	36,313
Weighted average diluted shares	36,492	36,360	36,313
Basic shares period end	36,510	36,447	36,331

PERFORMANCE RATIOS:
Return on average assets	1.6%	1.6%	1.1%
Return on average equity	13.4%	13.7%	9.1%
Net interest margin	2.42%	2.41%	1.54%
Net interest spread	1.79%	1.82%	1.32%
Efficiency Ratio	27.2%	26.9%	35.4%
Operating expenses to total average assets	0.66%	0.70%	0.60%

15

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2023	June 30, 2022	CHANGE	%
Net Interest Income:
Interest income	$302,881	$109,057	$193,824	178%
Interest expense	(195,803)	(50,637)	(145,166)	(287)

Net Interest Income	107,078	58,420	48,658	83

Other income (expense):
Fees and commissions, net	11,319	8,218	3,101	38
(Loss) gain on financial instruments, net	(1,933)	492	(2,425)	(493)
Other income, net	91	40	51	128
Total other income, net	9,477	8,750	727	8

Total revenues	116,555	67,170	49,385	74

Provision for credit losses	(11,022)	(8,944)	(2,078)	(23)

Operating expenses:
Salaries and other employee expenses	(19,598)	(15,691)	(3,907)	(25)
Depreciation of investment properties, equipment and improvements	(1,099)	(1,048)	(51)	(5)
Amortization of intangible assets	(377)	(250)	(127)	(51)
Other expenses	(10,439)	(7,096)	(3,343)	(47)
Total operating expenses	(31,513)	(24,085)	(7,428)	(31)

Profit for the period	$74,020	$34,141	$39,879	117%

PER COMMON SHARE DATA:
Basic earnings per share	$2.03	$0.94
Diluted earnings per share	$2.03	$0.94
Book value (period average)	$30.16	$27.83
Book value (period end)	$30.88	$28.04

Weighted average basic shares	36,426	36,281
Weighted average diluted shares	36,426	36,281
Basic shares period end	36,510	36,331

PERFORMANCE RATIOS:
Return on average assets	1.6%	0.8%
Return on average equity	13.6%	6.8%
Net interest margin	2.42%	1.43%
Net interest spread	1.80%	1.24%
Efficiency Ratio	27.0%	35.9%
Operating expenses to total average assets	0.68%	0.58%

16

EXHIBIT IV
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2023			March 31, 2022			June 30, 2022
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,531,885	$19,002	4.91%	$1,300,847	$14,399	4.43%	$871,452	$1,756	0.80%
Securities at fair value through OCI	18,945	14	0.29	60,943	44	0.29	157,875	91	0.23
Securities at amortized cost (1)	898,675	6,563	2.89	917,190	6,340	2.77	956,761	6,247	2.58
Loans, net of unearned interest	6,577,113	133,923	8.06	6,569,158	122,596	7.46	6,519,667	55,959	3.40

TOTAL INTEREST EARNING ASSETS	$9,026,618	$159,502	6.99%	$8,848,138	$143,379	6.48%	$8,505,754	$64,053	2.98%

Allowance for loan losses	(53,704)			(54,901)			(50,148)
Non interest earning assets	484,005			392,594			283,631

TOTAL ASSETS	$9,456,919			$9,185,831			$8,739,238

INTEREST BEARING LIABILITIES
Deposits	3,815,033	$50,542	5.24%	3,460,338	$40,058	4.63%	$3,248,368	$8,774	1.07%
Securities sold under repurchase agreements	304,588	$2,698	3.50	302,318	$1,867	2.47	$442,207	$2,109	1.89
Short-term borrowings and debt	1,598,220	$22,014	5.45	1,791,627	$21,347	4.77	$1,637,001	$5,400	1.30
Long-term borrowings and debt, net (2)	2,268,112	29,790	5.20	2,240,506	27,487	4.91	2,136,304	15,071	2.79

TOTAL INTEREST BEARING LIABILITIES	$7,985,954	$105,044	5.20%	$7,794,789	$90,759	4.66%	$7,463,880	$31,354	1.66%

Non interest bearing liabilities and other liabilities	$364,861			$300,023			$260,507

TOTAL LIABILITIES	8,350,814			8,094,812			7,724,386

EQUITY	1,106,105			1,091,019			1,014,851

TOTAL LIABILITIES AND EQUITY	$9,456,919			$9,185,831			$8,739,238

NET INTEREST SPREAD			1.79%			1.82%			1.32%

NET INTEREST INCOME AND NET INTEREST MARGIN		$54,458	2.42%		$52,620	2.41%		$32,699	1.54%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

17

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2023			June 30, 2022
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,417,004	$33,401	4.69%	$987,369	$2,259	0.46%
Securities at fair value through OCI	39,828	58	0.29	170,071	247	0.29
Securities at amortized cost (1)	907,881	12,904	2.83	847,950	10,384	2.44
Loans, net of unearned interest	6,573,157	256,518	7.76	6,205,463	96,167	3.08

TOTAL INTEREST EARNING ASSETS	$8,937,871	$302,881	6.74%	$8,210,854	$109,057	2.64%

Allowance for loan losses	(54,299)			(46,872)
Non interest earning assets	438,552			273,391

TOTAL ASSETS	$9,322,124			$8,437,373

INTEREST BEARING LIABILITIES
Deposits	$3,638,665	$90,600	4.95%	$3,202,031	$12,314	0.76%
Securities sold under repurchase agreements	303,459	$4,565	2.99	384,466	$2,674	1.38
Short-term borrowings and debt	1,694,389	$43,362	5.09	1,588,569	$9,228	1.16
Long-term borrowings and debt, net (2)	2,254,385	57,276	5.05	2,000,663	26,421	2.63

TOTAL INTEREST BEARING LIABILITIES	$7,890,899	$195,803	4.94%	$7,175,729	$50,637	1.40%

Non interest bearing liabilities and other liabilities	$332,621			$251,838

TOTAL LIABILITIES	8,223,520			7,427,566

EQUITY	1,098,604			1,009,806

TOTAL LIABILITIES AND EQUITY	$9,322,124			$8,437,373

NET INTEREST SPREAD			1.80%			1.24%

NET INTEREST INCOME AND NET INTEREST MARGIN		$107,078	2.42%		$58,420	1.43%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

18

EXHIBIT VI
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS ENDED	FOR THE THREE MONTHS ENDED					SIX MONTHS ENDED
	JUN 30/23	JUN 30/23	MAR 31/23	DEC 31/22	SEP 30/22	JUN 30/22	JUN 30/22
Net Interest Income:
Interest income	$302,881	$159,502	$143,379	$130,898	$92,666	$64,053	$109,057
Interest expense	(195,803)	(105,044)	(90,759)	(81,465)	(52,508)	(31,354)	(50,637)
Net Interest Income	107,078	54,458	52,620	49,433	40,158	32,699	58,420

Other income (expense):
Fees and commissions, net	11,319	6,507	4,812	5,294	6,279	4,269	8,218
(Loss) gain on financial instruments, net	(1,933)	(3,637)	1,704	(1,573)	(329)	(74)	492
Other income, net	91	52	39	31	209	24	40
Total other income, net	9,477	2,922	6,555	3,752	6,159	4,219	8,750

Total revenues	116,555	57,380	59,175	53,185	46,317	36,918	67,170

Provision for credit losses	(11,022)	(4,691)	(6,331)	(5,753)	(4,824)	(833)	(8,944)
Total operating expenses	(31,513)	(15,623)	(15,890)	(16,407)	(14,619)	(13,063)	(24,085)

Profit for the period	$74,020	$37,066	$36,954	$31,025	$26,874	$23,022	$34,141

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$2.03	$1.02	$1.02	$0.85	$0.74	$0.63	$0.94

PERFORMANCE RATIOS
Return on average assets	1.6%	1.6%	1.6%	1.3%	1.2%	1.1%	0.8%
Return on average equity	13.6%	13.4%	13.7%	11.6%	10.3%	9.1%	6.8%
Net interest margin	2.42%	2.42%	2.41%	2.11%	1.77%	1.54%	1.43%
Net interest spread	1.80%	1.79%	1.82%	1.63%	1.43%	1.32%	1.24%
Efficiency Ratio	27.0%	27.2%	26.9%	30.8%	31.6%	35.4%	35.9%
Operating expenses to total average assets	0.68%	0.66%	0.70%	0.68%	0.63%	0.60%	0.58%

19

EXHIBIT VII
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/23	JUN 30/22	JUN 30/23	MAR 31/22	JUN 30/22
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$93,288	$53,945	$48,459	$44,829	$28,691
Other income	11,721	8,637	6,729	4,992	4,504
Total revenues	105,009	62,582	55,188	49,821	33,195
Provision for credit losses	(10,253)	(7,834)	(6,349)	(3,904)	(472)
Operating expenses	(24,132)	(19,083)	(12,289)	(11,844)	(10,283)

Profit for the segment	$70,624	$35,665	$36,550	$34,073	$22,440

Segment assets	7,148,031	6,914,479	7,148,031	6,854,382	6,914,479

TREASURY BUSINESS SEGMENT:

Net interest income	$13,790	$4,475	$5,999	$7,791	$4,008
Other (expense) income	(2,244)	113	(3,807)	1,563	(285)
Total revenues	11,546	4,588	2,192	9,354	3,723
(Provision for) reversal of credit losses	(769)	(1,110)	1,658	(2,427)	(361)
Operating expenses	(7,381)	(5,002)	(3,334)	(4,046)	(2,780)

Profit (loss) for the segment	$3,396	$(1,524)	$516	$2,881	$582

Segment assets	2,972,345	2,001,050	2,972,345	2,383,965	2,001,050

TOTAL:

Net interest income	$107,078	$58,420	$54,458	$52,620	$32,699
Other income	9,477	8,750	2,922	6,555	4,219
Total revenues	116,555	67,170	57,380	59,175	36,918
Provision for credit losses	(11,022)	(8,944)	(4,691)	(6,331)	(833)
Operating expenses	(31,513)	(24,085)	(15,623)	(15,890)	(13,063)
Profit for the period	$74,020	$34,141	$37,066	$36,954	$23,022
Total segment assets	10,120,376	8,915,529	10,120,376	9,238,347	8,915,529
Unallocated assets	13,316	8,976	13,316	10,294	8,976
Total assets	10,133,692	8,924,505	10,133,692	9,248,641	8,924,505

20

EXHIBIT VIII
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2023		March 31, 2022		June 30, 2022		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$96	1	$50	1	$71	1	$46	$25
BOLIVIA	5	0	12	0	6	0	(7)	(1)
BRAZIL	1,089	12	1,013	12	1,290	15	76	(201)
CHILE	657	7	723	8	790	9	(66)	(133)
COLOMBIA	983	11	981	11	879	10	2	104
COSTA RICA	279	3	246	3	304	3	33	(25)
DOMINICAN REPUBLIC	598	7	541	6	352	4	57	246
ECUADOR	437	5	360	4	322	4	77	115
EL SALVADOR	51	1	38	0	120	1	13	(69)
GUATEMALA	647	7	799	9	631	7	(152)	16
HONDURAS	199	2	169	2	262	3	30	(63)
JAMAICA	6	0	98	1	6	0	(92)	—
MEXICO	1,080	12	1,079	12	915	11	1	165
PANAMA	410	5	482	6	380	4	(72)	30
PARAGUAY	96	1	136	2	120	1	(40)	(24)
PERU	808	9	623	7	668	8	185	140
TRINIDAD & TOBAGO	175	2	132	2	136	2	43	39
UNITED STATES OF AMERICA	631	7	539	6	571	7	92	60
URUGUAY	94	1	142	2	168	2	(48)	(74)
MULTILATERAL ORGANIZATIONS	0	0	0	0	77	1	0	(77)
OTHER NON-LATAM (1)	773	8	553	6	617	7	220	156

TOTAL CREDIT PORTFOLIO (2)	$9,114	100%	$8,716	100%	$8,685	100%	$398	$429

UNEARNED INTEREST AND DEFERRED FEES	(23)		(17)		(11)		(6)	(12)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$9,091		$8,699		$8,674		$392	$417

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region.
(2)Includes gross loans (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

21

EXHIBIT IX
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2023		March 31, 2022		June 30, 2022		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$96	1	$50	1	$71	1	$46	$25
BOLIVIA	5	0	12	0	6	0	(7)	(1)
BRAZIL	1,038	13	959	12	1,196	16	79	(158)
CHILE	568	7	608	8	677	9	(40)	(109)
COLOMBIA	949	12	937	12	824	11	12	125
COSTA RICA	271	3	238	3	294	4	33	(23)
DOMINICAN REPUBLIC	593	7	536	7	347	5	57	246
ECUADOR	437	5	360	5	322	4	77	115
EL SALVADOR	51	1	38	0	120	2	13	(69)
GUATEMALA	647	8	799	10	631	8	(152)	16
HONDURAS	199	2	169	2	262	3	30	(63)
JAMAICA	6	0	98	1	6	0	(92)	—
MEXICO	990	12	979	13	815	11	11	175
PANAMA	381	5	457	6	356	5	(76)	25
PARAGUAY	96	1	136	2	120	2	(40)	(24)
PERU	789	10	592	8	597	8	197	192
TRINIDAD & TOBAGO	175	2	132	2	136	2	43	39
URUGUAY	94	1	142	2	168	2	(48)	(74)
OTHER NON-LATAM (1)	729	9	536	7	635	8	193	94

TOTAL COMMERCIAL PORTFOLIO (2)	$8,114	100%	$7,778	100%	$7,583	100%	$336	$531

UNEARNED INTEREST AND DEFERRED FEES	(23)		(17)		(11)		(6)	(12)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$8,091		$7,761		$7,572		$330	$519

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of June 30, 2023, Other Non-Latam was comprised of United States of America ($117 million), European countries ($424 million) and Asian countries ($188 million).
(2)Includes gross loans (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

22

EXHIBIT X
INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2023		March 31, 2022		June 30, 2022		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$51	5	$54	6	$94	9	$(3)	$(43)
CHILE	89	9	115	12	113	10	(26)	(24)
COLOMBIA	34	3	44	5	55	5	(10)	(21)
COSTA RICA	8	1	8	1	10	1	0	(2)
DOMINICAN REPUBLIC	5	0	5	1	5	0	0	0
MEXICO	90	9	100	11	100	9	(10)	(10)
PANAMA	29	3	25	3	24	2	4	5
PERU	19	2	31	3	71	6	(12)	(52)
UNITED STATES OF AMERICA	514	51	489	52	525	48	25	(11)
MULTILATERAL ORGANIZATIONS	0	0	0	0	77	7	0	(77)
OTHER NON-LATAM (1)	161	16	67	6	28	3	94	133

TOTAL INVESTMENT PORTFOLIO (2)	$1,000	100%	$938	100%	$1,102	100%	$62	$(102)

(1)Risk in highly rated countries outside the Region
(2)Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

23

EXHIBIT XI
LOAN DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY	6M23	6M22	2Q23	1Q23	2Q22	(A) - (B)	(C) - (D)	(C) - (E)
ARGENTINA	$0	$8	$0	$0	$8	$(8)	$0	$(8)
BOLIVIA	39	3	0	39	3	36	(39)	(3)
BRAZIL	926	975	415	511	511	(49)	(96)	(96)
CHILE	481	583	207	273	251	(102)	(66)	(44)
COLOMBIA	639	712	253	386	428	(73)	(133)	(175)
COSTA RICA	192	191	109	83	32	1	26	77
DOMINICAN REPUBLIC	550	465	375	175	308	85	200	67
ECUADOR	153	90	111	41	45	63	70	66
EL SALVADOR	25	107	15	10	51	(82)	5	(36)
GUATEMALA	499	388	262	237	219	111	25	43
HONDURAS	119	263	84	35	41	(144)	49	43
JAMAICA	213	271	97	116	73	(58)	(19)	24
MEXICO	988	1,103	554	434	536	(115)	120	18
PANAMA	305	230	140	165	77	75	(25)	63
PARAGUAY	187	168	27	161	110	19	(134)	(83)
PERU	463	516	362	101	327	(53)	261	35
TRINIDAD & TOBAGO	203	104	158	45	104	99	113	54
UNITED STATES	1,173	40	591	583	20	1,133	8	571
URUGUAY	162	271	93	69	74	(109)	24	19
OTHER NON-LATAM (1)	452	482	230	222	291	(30)	8	(61)

TOTAL LOAN DISBURSED (2)	$7,769	$6,970	$4,083	$3,686	$3,509	$799	$397	$574

(1)Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.

24

25